

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Nick Ramphal
Partner, Cadwalader, Wickersham & Taft LLP
Norfolk Southern Corporation
650 West Peachtree Street, NW
Atlanta, GA 30308

      Re: Norfolk Southern Corporation
          DFAN14A filed February 20, 2024
          Filed by Ancora Advisors, LLC et al.
          File No. 001-08339

Dear Nick Ramphal:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Soliciting Materials filed pursuant to Rule 14a-12 by Ancora Advisors, LLC et al.

General

1.   We note the statement that the participants own "a large equity stake" in the company. We also note that the participants appear to own less than 0.5% of the company's outstanding shares. In future soliciting materials, please clarify the percentage of shares the participants own when referring to their stake in the company.

2.   Please include Mr. Boychuk as a participant in your soliciting materials, or provide us with your analysis as to why he should not be considered a participant.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. We note a large number of apparent opinions or statements of beliefs throughout your presentation that are not characterized as such. Please revise accordingly.

Exhibit 1, page 8

4.   Refer to the last bullet point in the middle column of this slide. Please provide us the basis for your prediction of how the company will benchmark its performance.

Exhibit 1, page 18

5.   You state that you have modeled a base case for the company's share price such that over the next several years that price would rise from $252 per share to $420 per share. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. If you choose to include the $420 figure, or any of its components, in soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). We do not believe the information included in your solicitation materials provides sufficient support.

Exhibit 1, page 49

6.   Please revise slide 49 to include the dates on which the quoted statements were made.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to David Plattner at 202-551-8094.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers and Acquisitions